M A Y E R  •   B R O W N
Mayer Brown LLP
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Suite 3400
Houston, Texas 77002-2730
Main Tel (713) 238-3000
Main Fax (713) 238-4888
www.mayerbrown.com
Robert F. Gray, Jr.
Direct Tel (713) 238-2600
Direct Fax (713) 238-4600
rgray@mayerbrown.com
September 25, 2008
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Registration Statement on Form F-4 of Precision Drilling Trust (the “Registration Statement”)
Ladies and Gentlemen:
     On behalf of Precision Drilling Trust (the “Company”), a registration statement on Form F-4 was filed on September 25, 2008, relating to the merger of the Company and Grey Wolf, Inc. (“Grey Wolf”).
     In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), the Company wishes to advise the staff that it may, when appropriate, make an oral request for acceleration of effectiveness of the registration statement. The Company hereby confirms to the staff its awareness of its obligations under the Securities Act in connection with any such oral acceleration request.

Very truly yours,
/s/ Robert F. Gray, Jr.
Robert F. Gray, Jr.